Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04046567

26 November 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
DEC 1 0 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 0 3 2004
WASH.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

ANNUAL GENERAL MEETING OF SHAREHOLDERS – RESULTS & CHAIRMAN'S ADDRESS

In respect of the Annual General Meeting of Shareholders held today, Friday 26 November 2004, the results of the resolutions put to the meeting are as follows:

1.	Re-election of Directors	
2.1	Re-election of Mr. R. Tweedie as a director of the Company	Passed
2.2	Re-election of Mr. K. Hoolihan as a director of the Company	Passed
2.	Auditors To record the re-appointment of PKF as auditors of the Company and to authorize the Board of Directors to fix their remuneration for the ensuing year.	Passed
3.	Migration of the Company to Australia by Registration as a Company Limited by Shares pursuant to the Corporations Act 2001 of Australia ("the Corporations Act").	Passed
4.	Issue of new capital.	Passed
5.	Revocation and adoption of new Constitution.	Passed

Following is the address delivered by the Chairman, Mr Richard Tweedie at the meeting:

"Good Morning Ladies and Gentlemen,

Welcome to the 23rd Annual General Meeting of Cue shareholders. I am Richard Tweedie and I am pleased to be addressing you as chairman for the fourth time.

Let me introduce the other members of your board and the company's senior management, all of whom are unchanged from last year.

- **Chairman introduces board members and management.**

The past year was the third year in a row your company has been profitable. We achieved an after tax profit of $0.99 million with an operating profit of $1.6 million. This is slightly larger than last year's profit of $0.7 million.

Our operating revenue for the year was $6.4 million, primarily oil production revenue from our interest in the SE Gobe oil field in Papua New Guinea. The decrease in operating revenue from $7.6 million last year reflects the expected steady decline in oil production from the field, but was offset to some extent by the high oil prices received.

Our share of production from the field for the year was 119,160 barrels which we sold for an average price of US$34 per barrel, an increase of more than US$5 per barrel over last years average realised price.

Cue continues to be unhedged and therefore fully exposed to current oil prices.

Your company is debt free and had net cash reserves of $4.7 million at the end of the financial year and around $4.5 million currently.

On the operations front, the plan of development and the environmental plan have been approved for the Oyong oil and gas discovery in the offshore Sampang PSC in East Java, Indonesia.

An independent review of the oil and gas recoverable volumes for the field by DeGolyer and MacNaughton has resulted in a significant increase to technically proven oil reserves and an increase to technically proven plus probable oil reserves. Our share is now 1 million barrels of technically proven oil reserves and 1.5 million barrels of technically proven probable reserves.

The increase in recoverable oil volumes and the current high oil prices, in conjunction with studies that have shown the reservoir to have better production characteristics than previously thought, have led the joint venture to revise the approved plan of development to allow early oil development.

Oil production is now expected to begin in third quarter 2005 with gas production beginning in mid 2006.

Bob Coppin will give you some more details of development progress in his presentation.

We intend to take advantage of the current high share price to raise additional equity funding by placing shares with USA, European and Australasian investors. We have a resolution to be considered today to allow your directors to place up to 100 million shares. We have considered a rights issue but think it would be unlikely to raise the necessary amount of funds at current share prices and in addition, placements at the current share price do not disadvantage current shareholders.

No doubt many of you are wondering what impact the Jeruk discovery will have on your company, given the recent large increase in Cue's share price. The Jeruk -2 well is still drilling. It is early days on a final outcome. However, the initial production test of 7500 bopd has to be seen as encouraging.

We intend to closely monitor the situation given our right to reinstate our rights in the discovery.

Exploration is expected to continue in the Sampang block with exploration 3D seismic and additional wild cat drilling in 2005.

In Papua New Guinea, the SE Gobe oil field provided $6.5 million net income in the past year. We expect the field production to continue for several more years at a steadily decreasing rate.

During the year, we continued to try to grow the company through quality new acreage and the acquisition of producing assets.

We applied, at a 50% interest level, for five exploration areas in the recent Australian offshore bid round, in the Carnavon and the Bass basins. We have now been offered two exploration permits in the Bass basin by the government.

We also recently made an unsuccessful bid on Indonesian oil and gas producing assets and we are currently negotiating the purchase of another oil asset.

To assist our exploration efforts, we plan to expand our technical staff and have reviewed a number of resumes from geologists and geophysicists.

On the corporate side, we have a resolution before the meeting to migrate the company to Australia. We believe this move will lead to reduced costs and increased efficiency without being to the detriment of New Zealand shareholders. I will discuss the proposed move in more detail when I put the resolution to the meeting.

In closing I thank shareholders for their continuing support of the company and the board and our management and staff for their efforts during the year.

The board and I would be happy to take questions, but I suggest you wait until the end of Bob Coppin's brief review of operational activity during the past year as his review may cover some of your questions.

Thank you."

If you have any queries regarding this announcement, please contact Cue Energy on +61 (0)3 9629 7577.

Andrew M Knox
Public Officer

26th November 2004